245 Summer Street

Fidelity® Investments

Boston, MA 02210

May 24, 2019

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Fidelity Income Fund (the trust): File Nos. 002-92661 and 811-04085

Fidelity Managed Retirement Income Fund

Fidelity Managed Retirement 2005 Fund

Fidelity Managed Retirement 2010 Fund

Fidelity Managed Retirement 2015 Fund

Fidelity Managed Retirement 2020 Fund

Fidelity Managed Retirement 2025 Fund (the fund(s))

Post-Effective Amendment No. 142

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 142 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

The principal purpose of this filing is to register new class for the funds: Class Z6 for Fidelity Managed Retirement Income Fund, Class Z6 for Fidelity Managed Retirement 2005 Fund, Class Z6 for Fidelity Managed Retirement 2010 Fund, Class Z6 for Fidelity Managed Retirement 2015 Fund, Class Z6 for Fidelity Managed Retirement 2020 Fund, and Class Z6 for Fidelity Managed Retirement 2025 Fund.

This filing contains the Prospectus(es) and Statement(s) of Additional Information for the fund(s) referenced above.

Please note that the cover page of the Prospectus(es) and SAI(s) contain the standard “red herring” legend called for by Rule 481 of Regulation C.

Pursuant to Rule 485(a), the trust elects an effective date of July 26, 2019.  We request your comments by June 24, 2019.

Please contact Dana Turner at (603) 791-1092 with any questions or comments regarding this filing.

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/s/Dana Turner
Dana Turner
Legal Product Group